Exhibit 99.1

788 — 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 14-289 December 9, 2014
News Release

Platinum Group Discontinues 150,000 Unit Offering of Senior Unsecured Notes and Common Share Purchase Warrants

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) has announced today that due to general market conditions it is discontinuing its previously announced private offering of 150,000 units consisting of $150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021 and the right for noteholders to receive an aggregate of 55,200,000 common share purchase warrants. The Company is considering alternative transactions to fund the completion of the WBJV Project 1 platinum mine.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the 82% owned WBJV Project 1 (Maseve) platinum mine, targeted for production in Q4 2015 and the exploration and initial engineering on the Waterberg platinum deposit.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and CEO

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding transactions and plans and estimates regarding exploration, engineering and production.  Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating and completing alternative funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.